
07006742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 66085 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cary Street Partners LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1210 E. Cary Street Suite 300
(No. and Street)

Richmond (City) Va (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Black 804-521-3345
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman and Company LLC
(Name – *if individual, state last, first, middle name*)

4510 Cox Road Suite 200 (Address) Glen Allen (City) Va (State) 23060 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

SEC Mail Processing Section
RECEIVED
MAR 0 5 2007
WASH, D.C.
213

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 4/10

## OATH OR AFFIRMATION

I, Thomas H. Tullidge, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cary Street Partners LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

My Commission Expires 12/31/07



This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Statements*
*Years Ended*
*December 31, 2006 and 2005*

# *Cary Street Partners LLC*

*Cary Street Partners LLC*

## *Contents*


Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

## *Report of Independent Auditors*

Board of Managers
***Cary Street Partners LLC***

We have audited the accompanying balance sheets of ***Cary Street Partners LLC*** as of December 31, 2006 and 2005, and the related statements of income, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***Cary Street Partners LLC***. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Cary Street Partners LLC*** as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company, LLP

Richmond, Virginia
February 16, 2007

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394
ph: 804-282-7636
fax: 804-282-1461
www.goodmanco.com

*Cary Street Partners LLC*

*Balance Sheets*

| December 31, | 2006 | 2005 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 1,100,000 | $ 832,394 |
| Accounts receivable (net of allowance for doubtful accounts of $5,000 at December 31, 2005) | 323,196 | 172,835 |
| Due from Parent | 24,700 | 82 |
| Prepaid expenses | 12,439 | 2,921 |
| **Total current assets** | 1,460,335 | 1,008,232 |
| **Non-current account receivable** | - | 147,517 |
| **Property and equipment - net** | 25,938 | 35,584 |
| | $ 1,486,273 | $ 1,191,333 |
| **Liabilities and Member's Equity** | | |
| **Current liabilities** | | |
| Accounts payable and accrued expenses | $ 55,799 | $ 42,869 |
| Accrued compensation | 270,000 | 366,800 |
| Note payable to parent | - | 50,000 |
| **Total liabilities** | 325,799 | 459,669 |
| **Member's equity** | 1,160,474 | 731,664 |
| | $ 1,486,273 | $ 1,191,333 |

*The accompanying notes are an integral part of these financial statements.*

*Cary Street Partners LLC*

*Statements of Income*

| Years Ended December 31, | 2006 | 2005 |
|---|---|---|
| **Revenue** | | |
| Advisory income | $ 2,682,761 | $ 1,587,619 |
| **Operating expenses** | | |
| Salaries and related costs | 1,899,594 | 1,093,555 |
| Occupancy and equipment cost | 132,245 | 110,010 |
| Other operating expenses | 124,176 | 102,147 |
| Promotion cost | 61,998 | 34,396 |
| Communications | 55,697 | 47,087 |
| Office supplies and postage | 14,781 | 9,844 |
| | 2,288,491 | 1,397,039 |
| **Income from operations** | 394,270 | 190,580 |
| **Other income** | | |
| Interest income | 22,040 | 881 |
| **Net income** | $ 416,310 | $ 191,461 |

*The accompanying notes are an integral part of these financial statements.*

**Years Ended December 31, 2006 and 2005**

| | Member's Equity |
|---|---|
| **Balance - December 31, 2004** | $ 235,953 |
| Net income | 191,461 |
| Contributions to member's equity | 304,250 |
| **Balance - December 31, 2005** | 731,664 |
| Net income | 416,310 |
| Contributions to member's equity | 12,500 |
| **Balance - December 31, 2006** | $ 1,160,474 |

*The accompanying notes are an integral part of these financial statements.*

*Cary Street Partners LLC*

*Statements of Cash Flows*

| Years Ended December 31, | 2006 | 2005 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 416,310 | $ 191,461 |
| Adjustments to reconcile to net cash from operating activities: | | |
| Depreciation and amortization | 17,002 | 27,814 |
| Loss on disposal of fixed assets | 40 | 92 |
| Change in: | | |
| Accounts receivable | (2,844) | (265,422) |
| Due from Parent | (24,618) | 9,918 |
| Accounts payable and accrued expenses | 12,930 | 7,705 |
| Accrued compensation | (84,300) | 412,633 |
| Prepaid expenses | (9,518) | (2,921) |
| **Net cash from operating activities** | 325,002 | 381,280 |
| **Cash flows from investing activities** | | |
| Property and equipment acquisitions | (7,396) | (3,124) |
| **Cash flows from financing activities** | | |
| Net borrowings (repayment) on note payable to parent | (50,000) | 50,000 |
| Contributions to member's equity | - | 50,000 |
| **Net cash from financing activities** | (50,000) | 100,000 |
| **Net change in cash and cash equivalents** | 267,606 | 478,156 |
| **Cash and cash equivalents - beginning of year** | 832,394 | 354,238 |
| **Cash and cash equivalents - end of year** | $ 1,100,000 | $ 832,394 |
| **Supplemental disclosure of noncash financing activities** | | |
| Guaranteed payment for accrued compensation converted into member's equity | $ 12,500 | $ 254,250 |

*The accompanying notes are an integral part of these financial statements.*

**December 31, 2006**

## 1. Organization and Nature of Business

***Cary Street Partners LLC*** (Company), a Virginia Limited Liability Company, was formed in 2002 under the laws of the Commonwealth of Virginia. The Company's original name, upon formation in September 2002, was TBD Capital Markets LLC. Revenues are earned primarily from financial consulting and advisory services.

Cary Street Partners Holdings LLC owns 100% of both ***Cary Street Partners LLC*** and Cary Street Partners Investment Advisory, LLC (affiliates). The Company and its affiliates have an expense-sharing arrangement explained in Note 8.

## 2. Summary of Significant Accounting Policies

### Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

### Income Tax Status

As a limited liability company, all income, losses and credits are passed through to the member. Consequently, no provision for federal income taxes is included in the financial statements.

### Property and Equipment

Property and equipment is stated at cost. Expenditures for repairs and maintenance are charged to income as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported as current year's revenue or expense.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

| | |
|---|---|
| Furniture and fixtures | 5 years |
| Computer equipment | 3 years |

### Reclassifications

Certain prior year comparative figures have been reclassified to conform with the current year financial statement preparation.

**Concentration of Credit Risk**

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit ratings are monitored by management to minimize credit risk.

Accounts and notes receivable are reviewed routinely for collectiblity and an allowance for bad debts is established, if necessary. Amounts due from three clients comprised 99% of accounts receivable at December 31, 2006, and amounts due from another three clients comprised 99% of accounts receivable at December 31, 2005. One client comprised the entire non-current account receivable at December 31, 2005. Revenues earned from two clients comprised 85% of the Company's total revenues during the year ended December 31, 2006, and another two clients comprised 77% of the Company's total revenues during the year ended December 31, 2005.

**Allowance for Doubtful Accounts**

Provision for doubtful accounts is made to maintain adequate reserves to cover anticipated losses. The Company reviews customer accounts on an individual basis in reaching decisions regarding methods of collection and write-off of doubtful accounts.

**Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

**Revenue**

Revenue consists of advisory income that is recorded when earned in accordance with the terms of the related engagement.

**Fair Value of Financial Instruments**

The Company has financial instruments whose fair value does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition at December 31, 2006 and 2005.

The Company received stock warrants to purchase 200 Class C Units of NanoChemonics Holdings, LLC during 2006. No value has been determined for the warrants as of December 31, 2006. The warrants were exercised for $1 on January 1, 2007.

Cash and cash equivalents, receivables, and liabilities are carried at cost, which approximates fair value.

## 3. Property and Equipment

Property and equipment consist of the following at December 31:

| | | 2006 | | 2005 |
|---|---|---|---|---|
| Computer equipment | $ | 69,996 | $ | 69,492 |
| Furniture and fixtures | | 37,929 | | 37,929 |
| | | 107,925 | | 107,421 |
| Less – accumulated depreciation | | (81,987) | | (71,837) |
| | $ | 25,938 | $ | 35,584 |

## 4. Member's Equity

The Company is a single member LLC in which 100% of the ownership interest is held by Cary Street Partners Holdings, LLC. Member's capital includes both contributions of $210,000 through December 31, 2004, and additional amounts of $304,250 and $12,500 that were contributed in 2005 and 2006, respectively. The 2005 contribution consists of a cash contribution of $50,000 and contributions in lieu of accrued compensation of $254,250, due to managing directors who are also members of Cary Street Partners Holdings, LLC. The 2006 contribution consists of a contribution in lieu of accrued compensation of $12,500, due to a managing director who is also a member of Cary Street Partners Holdings, LLC.

## 5. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule, and also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $774,201, which was $752,481 in excess of its net capital requirement of $21,720. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.42 to 1 as of December 31, 2006. At December 31, 2005, the Company had net capital of $372,725, which was $342,080 in excess of its net capital requirement of $30,645. The Company's net capital ratio was 1.23 to 1 as of December 31, 2005.

## 6. Long-Term Leases

The Company leases office space in Richmond, Virginia under an operating lease agreement that expires in January 2009. The Company also sub-leases office space in Atlanta, Georgia under an operating lease agreement with monthly rent of approximately $2,725 that expires in April 2007, and leases office space in Greensboro, NC under a month-to-month agreement. The Company leases a copier under another operating lease agreement that expires in December 2007. The total rent expense for these leases totaled approximately $103,861 for 2006.

Future commitments under noncancelable operating leases are as follows:

| | | |
|---|---|---|
| 2007 | $ | 80,680 |
| 2008 | | 69,550 |
| 2009 | | 2,985 |
| | $ | 153,215 |

## 7. Accounts Receivable

A receivable from one client has been discounted utilizing a 5% discount rate resulting in a reduction to present value of $7,745 for current accounts receivable at December 31, 2006. At December 31, 2005, the discounting resulted in a reduction to present value of $7,261 and $15,120 for current and non-current accounts receivable, respectively.

## 8. Related Party Transactions

Certain expenses are incurred by either the Company or its affiliates, and then allocated based on an expense-sharing agreement between the entities. The agreement provides for specifically identifiable expenses to be allocated to the responsible entity, salaries and related costs to be shared based upon personnel requirements, and non-allocable infrastructure expenses to be shared equally between the Company and Cary Street Partners Investment Advisory, LLC. During the years ended December 31, 2006 and 2005, the Company did not pay any expenses on behalf of its affiliates. Cary Street Partners Holdings LLC, the parent company, collected substantially all fees and paid all expenses for the Company during 2006. During 2005, the Parent Company collected $422,500 in fees and was reimbursed a total of $681,710 for expenses paid for the Company. At December 31, 2006 and 2005, the Company was due $24,700 and $82, respectively, from the parent.

The Company entered into a three year lease in February 2003, and has renewed the lease for thirty-five additional months, for its Richmond, Virginia office space with Shockoe Properties, LLC. A Managing Director of the Company is a partner in Shockoe Properties, LLC. Rent under this lease approximated $65,500 and $63,600 in 2006 and 2005, respectively.

During 2006 and 2005, cumulative totals of $12,500 and $254,250, respectively, in discretionary accrued compensation due to certain managing directors of the Company were treated as capital contributions by Cary Street Partners Holdings LLC. The managing directors are also members in Cary Street Partners Holdings LLC.

Compensation of $100,000 was accrued at December 31, 2005, as a consulting fee to a former member of Cary Street Partners Holdings LLC, an affiliated company, for services and is included in salaries and related costs for the year ended December 31, 2005. The payment was made in January 2006.

The Company borrowed $50,000 from Cary Street Partners Holdings LLC, under a promissory note on December 31, 2005. The note was payable on demand and included interest of seven percent on the unpaid principal payable monthly. The Company repaid the note in January 2006.

* * * * *



Certified Public Accountants
Specialized Services
Business Solutions

***Report of Independent Auditors on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission***

Board of Managers
***Cary Street Partners LLC***

We have audited the accompanying financial statements of Cary Street Partners LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated February 16, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company, LLP

Richmond, Virginia
February 16, 2007

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394
ph: 804-282-7636
fax: 804-282-1461
www.goodmanco.com

*Cary Street Partners LLC*

***Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule 1***

| **December 31, 2006** | | |
|---|---|---|
| **Member's equity** | | |
| Member's equity qualified for net capital | $ | 1,160,474 |
| **Nonallowable assets and miscellaneous capital charges** | | |
| Nonallowable receivables | | 323,196 |
| Fixed assets - net | | 25,938 |
| Other assets | | 37,139 |
| | | 386,273 |
| **Net capital** | $ | 774,201 |
| **Amounts included in total liabilities which represent aggregate indebtedness** | | |
| Accounts payable and accrued liabilities | $ | 325,799 |
| **Minimum net capital required (the greater or $5,000 or 6-2/3% of aggregate indebtedness)** | $ | 21,720 |
| **Net capital in excess of minimum requirements** | $ | 752,481 |
| **Ratio of aggregate indebtedness to net capital** | | .42 to 1 |

**Note** There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2006.

The Company is exempt from reserve requirements and possession on control requirements under Rule 15c3-3(k)(2)(i).

*See report of independent auditors.*



Certified Public Accountants
Specialized Services
Business Solutions

## *Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3*

Board of Managers
*Cary Street Partners LLC*

In planning and performing our audit of the financial statements and supplemental Schedule 1 of *Cary Street Partners LLC* (Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not consider the practices followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition; and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394
ph: 804-282-7636
fax: 804-282-1461
www.goodmanco.com

Because of the inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principle such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Goodman & Company, LLP

Richmond, Virginia
February 16, 2007

END